Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

First Half Results 2005 Rob Ruijter, CFO Financial Overview Rob van den Bergh, CEO Strategic Overview Appendices August 10, 2005

Key Messages Strong organic revenue growth of 6%, driven especially by high organic growth of 11% in the Media Measurement & Information group (MMI) Growth of Marketing Information group (MI) (4% in first half year) will accelerate in second half year 11% organic EBITDA growth Trade shows continue their strong performance, the advertising markets (for trade journals) still show mixed results VNU and IMS have announced their intention for a merger Outlook full-year 2005: topline and EBITDA organic growth equal to that of the first half year

Financial Overview Rob Ruijter, CFO Results Financial Topics

Financial Highlights EUR in millions Revenues 1,648 1,623 2 6 * EBITDA 296 280 6 11 * EPS (EUR x 1) 0.41 0.45 (9) (2) Profit for the period 105 114 (8) (3) EBITDA margin 17.9% 17.3% 60 bpt 60 bpt % change 2005 Reported At constant currencies 2004 first half * Excluding acquisitions and divestitures

Marketing Information Organic revenue growth: 4% (acceleration in second half year expected) Investments in panel and other initiatives lead to an essentially flat underlying EBITDA Above average revenue growth in nearly all regions; Europe still difficult due to the economic situation Outlook 2005: top line organic growth: 4-5 % first half 2005 Revenues 885 1 4 (3) 0 EBITDA 114 14 19 (3) (2) EBITDA margin 13% 13 FTEs 28,742 1 Total Organic Currency Other % change EUR in millions

Media Measurement & Information Strong organic revenue growth: 11%, driven by NMR US and NetRatings Continuation of EBITDA margin increase from 26.8% to 27.5% Strong organic revenue growth NMR US due to the expansion of the National Sample and roll-out of the LPM NetRatings EBITDA loss: EUR 2.1 Million Results of AGB NMR joint venture is now included in share of profit of associates and JV's Outlook 2005: top line organic growth: at least 10% first half 2005 Revenues 451 4 11 (5) (2) EBITDA 124 7 19 (5) (7) EBITDA margin 28% 3 FTEs 9,021 2 Total Organic Currency Other % change EUR in millions

Business Information first half 2005 Revenues 313 (1) 3 (3) (1) EBITDA 59 20 15 (6) 11 EBITDA margin 19% 20 FTEs 2,393 (7) Total Organic Currency Other % change EUR in millions EBITDA growth of 15% driven by the strong performance of the US trade shows Advertising revenues trade journals: US: (2)% (at constant currencies) Europe: 4% Good performance of titles such as Adweek and Hollywood Reporter and in recruitment (Intermediair, Accountancy Age), other advertising markets still weak Outlook 2005: top line organic growth: approximately 4%

Financial Topics

Credit Information EBITDA/Net interest : target range 5-7 : required in loan documentation > 3 guidance full year 2005 : approximately 6.1 Credit ratings: Standard & Poors : BBB Moody's : Baa1 (under review for downgrade after announcement IMS deal) Debt buy-back of January 2005 resulted in net debt of EUR 1,144 million per June 30, 2005

Other Financial Items Free Cash Flow first half 2005: EUR 42 million (first half 2004 EUR 79 million) impacted by: phasing of debt buy-back on interest restructuring payments World Directories Effective tax rate: in first half 2005: 23% expected full year 2005: approximately 24% Capex in first half 2005: EUR 84 million Capex in full year 2005 to be expected between EUR 190 million and EUR 210 million

IFRS (1): Reconciliation of Equity Most important changes to shareholders equity (per January 1, 2004) Deferred tax liability for identified intangible assets EUR (529) million. The implementation of IFRS leads to a deferred tax liability, which will not lead to a cash-out Revenue Recognition EUR (117) million. The charge to equity relates to timing of recognition year over year. The P&L impact of this charge is not material

IFRS (2): Reconciliation of Net Earnings Most important changes to Net Earnings (2004) Goodwill amortization and impairment charges EUR 247 million. These items no longer apply under IFRS Amortization of indentified intangible assets EUR (100) million. Under IFRS this includes intangibles with a finite live (e.g. customer relationships, trade shows and trade publications) Deferred taxes for identified intangible assets EUR 58 million. This is the release of part of the deferred tax liability Provisions EUR (39) million. Part of the 2003 provisions for World Directories and MI (Atlas) moved to 2004 under IFRS because of timing issues

IFRS (3): IAS 39 and 32 and the Effect on Interest The net positive financial impact on the interest of the proceeds from World Directories of EUR 25 million was offset by a number of accounting changes related to the adoption of IAS 39 and 32 (implemented as of January 1, 2005): Decreases in fair value on our loans and hedges Dividend payments of preferred shares now classified as interest Revaluation of our equity investment in Roto Smeets de Boer The adoption of these standards has increased financing cost in the first half year by approximately EUR 21 million

Cost Saving Initiative 'Project Five' In executing the Atlas initiative, MI has identified further opportunity to drive sustainable productivity The most important opportunity is the expansion of out- sourcing and offshoring Global process convergence will yield further savings and accelerate product and service development Currently MI has offshored about 300 jobs, about 200 of which are out-sourced and the remainder captive in ACNielsen, India Offshoring has application in multiple aspects of MI's processes

CLIENT SERVICE SUPPORT PRODUCTION AND DATA OUTPUT DATA COLLECTION AND INPUT SYSTEMS DEVELOPMENT The MI Group Will Build Upon Offshoring Successes Already Captured Core business processes US EU Adv Serv Completed Phase 1 Completed Phase 2 Phase 2 Phase 2 Phase 1 Phase 1 Phase 2 Phase 2 Phase 1 Phase 1

MI's Offshoring Expansion Puts VNU in Line with Other Leading Companies Source: Press releases; company websites % of total FTEs relocated Number of FTEs relocated 10 10,000 20,000 Shape market 20 Match market (1,500; 8%) (10,000; 4%) (10,000; 5%) (6,000; 8%) (5,000; 17%) (17,400; 5%) 2007 (20,000; 10%) (5,000; 5%) 2007 (2,500; 3%) 0 1 2 3 4 5 0 1,000 2,000 3,000 4,000 2006 (6,000; 20%) 2006 (24,500) (1,500; 7%) (Offshored FTEs, % of FTEs offshored) (4,100; 8%) Starting up Building the platform

The MI Group Has a Staged Expansion Plan for Offshoring Phase 1 - next 12 months Completed or underway Phase 2 - months 12-24 Current and Future Offshored FTEs 500 200 1500+ Total 300 Phase 3 - months 24-36 300

Outlook 2005 For 2005 as a whole, VNU expects to achieve organic revenue growth of approximately 6% and organic EBITDA growth in the high single digits, after excluding the negative full year impact in 2004 of restructuring provisions of EUR 38 million and real estate gains of EUR 14 million. Including these items, 2005 full year organic EBITDA growth is expected to be in the low double digits. For the full year, VNU expects earnings per share in the range of EUR 0.85 to EUR 0.90, excluding the impact of currency fluctuations and financial gains and losses.

Strategic Overview 2005 First Half Results Rob van den Bergh, CEO

VNU Delivered Strong First Half Organic Revenue Growth Strong First Half Performance Solid top-line growth (+6% overall organic), particularly MMI (+11%) Strong EBITDA growth in MMI (+19%) and BI (+15%) MI revenue growth solid - revenue and EBITDA growth improving in 2nd half Progress on major initiatives VNU continues to execute its strategy

Performance Update: MMI Highlights Progress NMR National expansion LPM rollout Time shifting / VOD NMRI AGB JV Innovation at Nielsen Ventures Continued progress at NetRatings Focus Areas Project Apollo PPM Testing Washington, D.C.

Performance Update: MI Highlights Progress Margins similar to last year ACNielsen 1st half revenue growth 4% -- better 2nd half Key initiatives driving revenue / reducing costs Advisory Services Strong project pipeline One VNU account management yielding results Focus Areas Building Advisory Services Timely completion of European factory Business climate in Europe still challenging

MI is Improving in Virtually Every Region and Business Unit Across the Group VNU MI PERFORMANCE (2004-2005) 2004 2005 ACNielsen Revenue Income Margin Revenue Income Margin United States Canada Latin America Emerging Markets Asia Pacific Europe Advisory Services BASES Spectra Claritas M&A

Consumer Panel Initiatives Continue to Strengthen Our Market Leading Position Scan-based collection Planned expansion (new market) United States 91,000 Canada 12,300 Australia 7,500 UK 10,500 Sp 6,000 New Zealand 1,500 Fr 8,500 De 8,400 It 6,000 Sw 3,000 Gr 2,100 Fn 1,600 South Africa 4,000 Hong Kong 1,500 Israel 2,700 Mexico 6,300 Singapore 1,000 Phil 3,000 Colombia 3,400 Chile 2,050 Indonesia 2,400 Korea 2,500 China Brazil 8,400 Pt 2,000 Japan 2,500 Pakistan The Global Panel Company Planned expansion (existing market) Diary-based collection

The New European Factory is Progressing Along a Realistic Launch Plan Major milestones achieved Full launch in Netherlands underway - Scandinavia utilizing i- sightsTM Operational deployment underway in Belgium, France, UK 30 clients live on I-Sights, will increase to 100 in next 100 days Second half comparables stronger as double running costs began in 2H of 2004

Advisory Services is Delivering Enhanced Consumer Insights and Fueling Growth Established global Modeling & Analytics business unit Launching new products: DecisionSMART Launch Manager Behaviorscape segmentation and targeting Renewed focus on R&D - New Business Accelerator Leveraging technology to enable our business model Application software Data Integration

Performance Update: BI Highlights Progress Publications Ad pages steady in U.S. Trade Shows Attendance / sq. footage up Margin strength continues Key European title Intermediair doing well Future Continued evolution to multi-platform offerings Profitable growth in China Focus Areas Continued structural weakness in B2B advertising IT and recruitment advertising Enhancing the business offering / model

Key Initiatives Update Making Solid Progress Transforming the Portfolio Enhancing Operational Performance Building Future Growth Divestiture Directories ('04) International Television Audience Measurement joint venture with AGB/WPP ('04) IMS merger ('05, '06) Continued evaluation of bolt-on opportunities, particularly in MMI and MI ATLAS ('05, '06) New Factory GoToMarket Europe ('05, '06, '07) Overhead / IT Efficiency ('05, '06) IMS integration ('05, '06) Local People Meter, National Sample Expansion ('05, '06) Nielsen Outdoor, BRIC countries, NetRatings ('05 and beyond) Homescan MegaPanel/ Other panel expansions ('05 and beyond) VNU Advisory Services ('05 and beyond) IMS revenue synergies ('05 and beyond)

Summary: VNU is in a Strong Position and the Outlook is Quite Positive Good organic revenue growth Unsurpassed global footprint Financial health and good use of Directories proceeds Building insights and foresight Investments delivering results IMS merger enhances every element Positive Outlook For 2005 And Beyond

Media Measurement and Information Overview 2005 First Half Results Susan Whiting President and CEO, Nielsen Media Research Executive Vice President, Media Measurement and Information

MMI Delivered Strong First Half Results Organic Revenue growth 11% LPM/NPM Expansion Continued strength at NetRatings, driven by MegaPanel New Products offerings such as Nielsen Sports, Nielsen Place*Views and Nielsen Interactive Organic EBITDA growth of 19% Revenue upside at NMR, NetRatings and Nielsen Ventures Increasing efficiency across all business units

First Half Highlights and Performance Drivers Media Measurement Local People Meter live in seven cities; National People Meter household expansion 75% complete Signed Univision contract Signed Time Warner contract extension Rollout of AP meter Implemented significant quality initiatives Acquisition of Audio Audit Acquisition of BBC AGB NMR transaction closed Feb'05 (China closed July 2005)

Washington D.C.

Washington Update

- F.A.I.R. Ratings Bill, Senate
- Television Viewer Protection Act of 2005, House
- Congressional Hearings
- Wide support for NMR's position

TV Executives	The Advertising Community	Community Leaders
BET	AAAA	Reverend Jesse Jackson Sr, Founder and President, Rainbow Push Coalition
Comcast Spotlight	AAF	Marc Morial, President and CEO, National Urban League
Oxygen	ANA	Dorothy Height, Chair, Executive Committee, National Council of Negro Women
KTSF-TV, San Fransicso	Asian American Advertising Fed.	Chairwoman Cardiss Collins, Independent Task Force on Television Measurement
TV One	AHAA	Lawrence Parks, Chair, Potomac Coalition
Central city Productions	MediaCom Worldwide	Representative Diane Watson (CA)
Uniworld Group	Carat, NA	Eric Garcetti, Councilmember, 13th District, City of Los Angeles
Una Vez Mas	Universal Mc Cann	Jonathan M. Sanchez, Associate Publisher, COO, Eastern Group Publications, Inc
WSKY-TV, Norwalk	Starcom MediaVest	Ray Durazo, member of the Task Force and President of the Latin Business Association
Urban Television Network	MediaVest Worldwide	Salvador Espino, Fort Worth Councilmember – District 2
Badami Productions	Inter/Medai Time Buying Corp	Reginald Gates, President, Dallas Black Chamber of Commerce
Jefferson-Pilot	Milner Butcher Media Group LLC	Bob Lydia, President, Dallas NAACP Branch

First Half Highlights and Performance Drivers Entertainment Launched NRGI Live Theatrical Research Launched Nielsen Mobile with an initial focus on measuring cell phone ring tone purchases in the US (RingScan) Launched our third full service research facility in Las Vegas Interactive Entertainment continues to build upon success of 2004 in the video game arena Internet Continued success of MegaPanel Client renewals at 83% in 2Q

Key Initiatives: A Foundation For Growth Coverage expansions National People Meters, Local People Meters Time-shifting - VOD International growth Internet measurement Technology advances Digital TV and the Active/Passive (A/P) meter Advertising Intelligence capabilities Media ROI Project Apollo Commercial Verification New products and services Nielsen Outdoor Nielsen Ventures

Coverage Expansion (1): Television Audience Measurement Local People Meters (LPM) Will provide daily demographic information via single sample Larger samples Boston 2002 2004: NY, LA, Chicago, San Francisco 2005: Philadelphia, Washington DC 2006: Detroit, Dallas-Ft. Worth, Atlanta Agreements with major station groups, cable operators National People Meter Expansion Driven by audience fragmentation LPM sample + 2000 new homes to be added to current NPM sample Sample increase from 5,100 to 10,000 homes by 2006 (8,600+ as of 7/20/05) Signed agreements with major broadcast networks

Coverage Expansion (2): International Television Audience Measurement China Expanding from 11 people meter markets to 84 cities and 17 provinces Opportunity exists for independent ratings company AGB Nielsen Media Research 50-50 JV offering TV ratings in 30 countries Transaction complete with China transaction closing July 31, 2005 Integration of AGB & NMR Operations Continuing; Good strategic fit; expands Nielsen brand globally IBOPE Minority interest in television audience measurement leader in Central & South America

Technology Advances: Digital TV and the Active / Passive Meter Multiple Media entry points Television on cell phones, PDAs, etc. Technology How it's impacting viewing behavior which will have a significant impact on the advertising model Move to one-to-one marketing Direct Broadcast Satellite (DBS) Cable set top boxes/Digital Cable Digital Broadcast Explosion of Viewing Sources Video on demand Time-shifted Viewing (PVR/DVR) Interactive television

Media ROI: New Single Source Model Project Apollo The goal Integrated media measurement and purchasing information that demonstrates advertising ROI Joint VNU, Arbitron effort, with industry support Personal Portable Meter Key role for ACNielsen Homescan panel US pilot will deploy in 6,000 households by year-end 2005 Commercial Verification AudioAudit acquisition

New Products and Services: Nielsen Outdoor Proprietary GPS Technology 2003 test in South Africa 2005 launch in Chicago 2006 rollout commences The first outdoor advertising currency

Innovation: Nielsen Ventures Launched July 2003 In two years Ventures has successfully launched four new services Sponsorship Scorecard Place Views Corporate Executive Board/VNU Best Practices FanLinks Key Benefits to our clients include Determine Value Optimize Planning and Creative Strategies Identifies Audience (whose viewing my ad / my product) Verification

Nielsen//NetRatings Strong First Half Results Revenue increased 21% over 1H'04 EBITDA loss of $1.5M versus $4.0M in 2004 Client renewals in excess of 80% Continue to invest in new products MegaPanel (Financial, Search, Travel & Retail) Adrelevance Search Aggressive in IP infringement arena Well positioned for remainder of year Annual revenue growth of 16% to 20% Targeting EBITDA profitability in 4th Quarter

Nielsen//NetRatings Product Portfolio

The Global Standard for Internet Media and Market Research

Media Research

NetView
SiteCensus
@Plan
AdRelevance& I
WebRF
AdIntelligence
Streaming Media
Analytics



Nielsen//NetRatings

Market Research

MegaPanel
MegaView Financial
MegaView Search
MegaView Retail
MegaView Local
Surveys
Custom
WebIntercept
HomeScan Online
SiteCensus
Analytics

vnu

Nielsen//NetRatings: MegaPanel Update Nielsen//NetRatings MegaPanel Tracks nearly one million people across the US, the UK, France and Germany Delivers new information on consumers' on-line behavior, demographics, e-commerce Complements industry-leading audience measurement Extends analytical capabilities Enables new products for industry verticals Financial services, retailing, search

Summary MMI delivered very strong 1st half operating performance New products and services position group for a strong 2nd half as well as sustainable long-term growth Investments in technology will enable MMI to meet the changing demands of the marketplace NetRatings should also continue its strong growth in the 2nd half NTRT has established as strong platform for growth... targeting EBITDA profitability for the full year in 2006

Appendices

Consolidated Balance Sheet Current assets 2,231 2,833 Non-current assets 6,875 5,858 Total assets 9,106 8,691 Current liabilities 1,744 1,218 Non-current liabilities 3,589 3,942 Shareholders' equity 3,682 3,452 Minority interests 91 79 Total equity and liabilities 9,106 8,691 end June 2005 end December 2004 EUR in millions

Consolidated Income Statement of Earnings 2005 2004 EUR in millions Revenues and other income 1,659 1,637 Other expenses 1,483 1,476 Operating profit 176 161 Financial income and costs 50 (43) Other financial gains and (losses) 1 15 Profit before income taxes 127 133 Income taxes (29) (15) Share of profit of associates and joint ventures 7 (3) Profit from continuing operations 105 116 Profit from discontinued operations 0 (2) Profit for the period 105 114 first half

Consolidated Cash Flows Statement 2005 2004 Net cash provided by (used in) operating activities 126 155 453 Acquisitions (83) (46) (83) Divestitures (9) 48 2,058 Net investment in property, plant, equipment and software (84) (76) (192) Net investment in long-term financial assets (4) 1 (4) Net cash provided by (used in) investment activities (180) (73) 1,779 Change in long- and short-term debt (1,332) (103) (482) Dividends paid (41) (52) (66) Minority interest 2 (1) 11 Other financing activities 35 2 2 Net cash provided by (used in) financing activities (1,336) (154) (535) Net increase/decrease in cash and cash equivalents (1,390) (72) 1,697 2004 first half full year EUR in millions

Revenues by Category EUR in millions Marketing measurement 885 873 1 Audience measurement 379 362 5 Other database and software 64 64 0 Circulation 55 62 (11) Advertising 146 141 4 Trade shows 95 90 6 Miscellaneous 24 31 (23) Total 1,648 1,623 2 2005 2004 % change first half

Capex and Depreciation per Business Group First Half 2005 EUR in millions Capex Depreciation EUR in millions Marketing Information 35 63 Media Measurement & Information 47 38 Business Information 2 12 Other 0 7 Total 84 120 Capex in full year 2005 to be expected EUR 190 - 210 million

Credit Information Redemption Schedule Total Gross Debt as at June 2005 383 304 2005 2006 2007 2008 2009 2010 2011 2012 1 414 124 30 80 384 EUR in millions At nominal value

Development Advertising Revenues of Main Business Publications 2005 - 2004 change in % Billboard (US) (4) Adweek (US) 25 The Hollywood Reporter (US) 1 Intermediair (NL) 49 Computing (UK) 3 Computer Active (UK) 2

Effective Tax Rate Calculation Income taxes 29 Profit before income taxes 127 EUR in millions Effective tax rate: x 100 = 23% Expected effective tax rate full year 2005: approximately 24% Expected effective tax rate in coming years after merger with IMS: approximately 24% EUR 29 million EUR 127 million

Safe Harbor
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March  31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).
Transaction Disclosure
Additional Information and Where to Find It
This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.
Participants in Solicitation
IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.
Regulation G Legend
This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.